

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Ian Bothwell
CFO
Skycrest Holdings, LLC
1930 Harrison Street, Suite 204
Hollywood, FL 33020

> **Re: Organicell Regenerative Medicine, Inc.**
> **Schedule 13D filed by Skycrest Holdings, LLC**
> **Filed December 30, 2022**
> **File No. 005-87575**

Dear Ian Bothwell:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments

Schedule 13D filed December 30, 2022

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was August 16, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the August 16, 2022 event date, the December 30, 2022 filing was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

2. Please provide the required qualitative disclosure narrative for each item requirement of Schedule 13D. See Rule 13d-1(a) and Instruction A. to Schedule 13D, which explains that the item numbers and captions shall be provided together with the answers to the items but the text of the items is to be omitted. Alternatively, if an item is inapplicable or an answer is in the negative, so state as required by Instruction A.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at 202-551-7576 or Nicholas Panos at 202-551-3266

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Mergers & Acquisitions